
PROCESSING
RECEIVED
SEC MAIL
MAR 3 0 2007
SECTION
209
WASH., D.C.


07006657

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owens Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2221 Olympic Blvd.
(No. and Street)

Walnut Creek (City) CA (State) 94595 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

One California St., 4th Fl. (Address), San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan H. Draper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owens Securities Corp, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of: California

County of: Contra Costa

Subscribed and sworn to (or affirmed) before me on this 26th *day of* February *(month),* 2007 *(year) by* Bryan H. Draper *, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.*

Mandy Moldovan *(signature of Notary)* *(seal of Notary)*


MANDY MOLDOVAN
COMM. # 1680512
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
MY COMM. EXP. JULY 11, 2010

MOSS-ADAMS

OWENS SECURITIES CORPORATION

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
WITH
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006 AND 2005

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Owens Securities Corporation

We have audited the accompanying statement of financial condition of Owens Securities Corporation (a wholly owned subsidiary of Owens Financial Group) ("the Company") as of December 31, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and schedule of the Company as of and for the year ended December 31, 2005, before the restatement described in Note 3, were audited by other auditors whose report, dated February 10, 2006, expressed an unqualified opinion on those statements and schedule.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Owens Securities Corporation as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 3 that were applied to restate the 2005 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Moss Adams LLP

San Francisco, California
March 26, 2007

OWENS SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Owens Financial Group)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005 (Restated)
CURRENT ASSETS		
Cash	$ 6,410	$ 13,062
Interest receivable	11	29
Total current assets	6,421	13,091
OTHER INVESTMENT	9,237	10,554
	$ 15,658	$ 23,645

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005 (Restated)
CURRENT LIABILITIES		
Accounts payable	$ 800	$ 800
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 15,000 shares	15,000	15,000
Additional paid-in capital	104,700	93,900
Accumulated deficit	(104,842)	(86,055)
	14,858	22,845
	$ 15,658	$ 23,645

See accompanying notes.

OWENS SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Owens Financial Group)
STATEMENTS OF OPERATIONS
DECEMBER 31, 2006 and 2005

	2006	2005 (Restated)
Revenues	$ -	$ -
Interest and other income	365	135
Unrealized (loss) gain on securities	(1,317)	7,494
Total revenues	(952)	7,629
General and administrative expenses	17,035	16,684
Loss from operations	(17,987)	(16,684)
Loss before provision for income taxes	(17,987)	(9,055)
Provision for income taxes	(800)	(800)
NET LOSS	$(18,787)	$ (9,855)

See accompanying notes.

OWENS SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Owens Financial Group)
STATEMENTS OF STOCKHOLDERS EQUITY
DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2005, as previously reported	15,000	$15,000	$ 73,900	$ (75,960)	$ 12,940
Adjustment for overstatement of investments	-	-	-	(240)	(240)
Balance at January 1, 2005, as restated	15,000	15,000	73,900	(76,200)	12,700
Net loss	-	-	-	(9,855)	(9,855)
Capital contributed from parent	-	-	20,000	-	20,000
Balances at December 31, 2005 as restated	15,000	15,000	93,900	(86,055)	22,845
Net loss	-	-	-	(18,787)	(18,787)
Capital contributed from parent	-	-	10,800	-	10,800
Balances at December 31, 2006	15,000	$15,000	$104,700	$ (104,842)	$ 14,858

See accompanying notes.

OWENS SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Owens Financial Group)
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2006 AND 2005

	2006	2005 (Restated)
Cash flows from operating activities:		
Net loss	$(18,787)	$ (9,855)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in interest receivable	18	(25)
Change in accounts payable	-	800
Unrealized (gain) loss on investments	1,317	(7,494)
Net cash flows used in operating activities	(17,452)	(16,574)
Cash flows provided by financing activities:		
Contributed capital from parent	10,800	20,000
Net cash flows provided by financing activities	10,800	20,000
(DECREASE) INCREASE IN CASH	(6,652)	3,426
Cash and cash equivalents at beginning of year	13,062	9,636
Cash and cash equivalents at end of year	$ 6,410	$ 13,062
Supplementary cash flows information:		
Income taxes paid by parent	$ 800	$ 800

See accompanying notes.

Note 1 - Organization

Owens Securities Corporation (the Company) was incorporated in September 1988 in the State of California. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and is a wholly-owned subsidiary of Owens Financial Group Inc. ("OFG" or "Parent"). Its operations, as an introducing broker, consist of solely effecting transactions of limited partnership interests in Owens Mortgage Investment Fund. During the years ended December 31, 2006 and 2005, no commission revenue was earned. The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(1) because the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of a registered investment company.

The Company's operation is solely dependent on the continued funding from OFG. If OFG were to discontinue the funding to the Company, its financial position and results of operation would be adversely affected.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting and Management Estimates - The Company uses the accrual method of accounting for financial reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the statements of cash flows, cash and cash equivalents includes interest-bearing bank deposits and short-term investments with original maturities of three months or less.

Income Taxes - The Company has elected S-Corporation status for federal and state tax purposes. For an S-Corporation, federal and state taxes on income are taxed to the individual stockholder. While the income is not subject to federal corporation income tax at the corporate level, it is subject to a 1.5% California franchise tax.

The provision for income taxes for the years ended December 31, 2006 and 2005 consists of minimum state franchise tax of $800.

Other Investments - The Company's other investment consists of an investment in NASDAQ Stock Market, Inc. The Company accounts for its investment at fair value based on quoted market prices.

Note 3 – Restatement

There were certain errors discovered during the current year that resulted in an understatement of the previously recorded fair value of the Company's investment in equity securities of NASDAQ Stock Market, Inc. The Company adjusted its 2005 financial statements to reflect an increase in other investment and a decrease in net loss by $7,254 and $7,494 respectively, with a decrease in beginning retained earnings of $240.

As a result of the restatement, the investment in NASDAQ Stock Market Inc. was reclassified from unallowable to allowable for purposes of the calculation of the net capital requirement. Due to the reclassification and restatement, net capital increased by $9,237 and $10,554 as of December 31, 2006 and 2005, respectively.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) the maintenance of minimum net capital, as defined, of $5,000; and (2) a maximum ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2006, the Company had net capital of $14,858, which was $9,858 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of .05 to 1.00. At December 31, 2005, the Company had net capital of $22,845, which was $17,845 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of .04 to 1.00.

SUPPLEMENTARY INFORMATION

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Owens Securities Corporation

In planning and performing our audit of the financial statements of Owens Securities Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph..

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.


Moss Adams LLP

San Francisco, California
March 26, 2007

OWENS SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Owens Financial Group)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006 and 2005

	2006	2005 (restated)
Net capital		
Total stockholders' equity	$ 14,858	$ 22,845
Net capital	$ 14,858	$ 22,845
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 9,858	$ 17,845
Ratio of aggregate indebtedness to capital	.05 to 1.00	.04 to 1.00

Reconciliation of net capital:

The net capital as reported in the accompanying financial statements equals the net capital as reported in the Company's unaudited filing of Part IIA of the FOCUS reports as of December 31, 2006.

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report at December 31, 2005	$ 12,291
Allowable assets previously reported as non-allowable	10,554
Net capital per above	$ 22,845

See accompanying notes.

END